FOR IMMEDIATE RELEASE

LPBP INC. – RE-FILING CERTIFICATION OF INTERIM FILINGS

TORONTO, ON, August 15, 2008 – LPBP Inc. (LPBP) - At the request of the Ontario Securities Commission, LPBP is re-filing the Certificates of the President and Chief Executive Officer and of the Chief Financial Officer of the Company in respect of its interim filings for the quarters ended January 31, 2008 and April 30, 2008, which certificates were previously filed.  The re-filing of these Certificates is necessary due to the use of outdated forms in the previously filed Certificates.

For further information contact:
John Anderson
President, Chief Executive Office and Chief Financial Officer
Phone:  416.213.0565